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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         SPANLINK COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                         SPANLINK COMMUNICATIONS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  846492 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               BRETT A. SHOCKLEY
                            CHIEF EXECUTIVE OFFICER
                         SPANLINK COMMUNICATIONS, INC.
                             7125 NORTHLAND TERRACE
                             MINNEAPOLIS, MN 55428
                                 (612) 971-2000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

             ROBERT RANUM                        STEVEN A. WELLVANG
       FREDRIKSON & BYRON, P.A.           OPPENHEIMER WOLFF & DONNELLY LLP
      1100 INTERNATIONAL CENTRE                PLAZA VII, SUITE 3300
       900 SECOND AVENUE SOUTH                45 SOUTH SEVENTH STREET
        MINNEAPOLIS, MN 55402                  MINNEAPOLIS, MN 55402

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Spanlink Communications, Inc., a Minnesota corporation (the "Company"). The address of the principal executive offices of the Company is 7125 Northland Terrace, Minneapolis, Minnesota 55428 and its telephone number at that address is (612) 971-2000.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is the Company's common stock, $.01 par value (the "Common Stock"). As of February 28, 2000, there were 5,233,770 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     This Statement is being filed by the Company. This statement relates to the tender offer by Spanlink Acquisition Corp., a Minnesota corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule TO, dated February 29, 2000 (the "Schedule TO"), offering to purchase all of the outstanding shares (the "Shares") of Common Stock at $10.50 per share, net to the seller in cash, without any interest (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 29, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibits A and B, respectively, and each is incorporated herein by reference.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2000 (the "Merger Agreement"), by and among the Company, Purchaser and Cisco Systems, Inc. ("Cisco"), a copy of which is filed herewith as Exhibit C and incorporated herein by reference. Pursuant to the Merger Agreement, following the completion of the Offer and satisfaction or waiver of certain conditions specified in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares owned by Purchaser or its affiliates), and other than Shares held by shareholders who properly exercise dissenters' rights under the Minnesota Business Corporation Act (the "MBCA") ("Dissenting Shares") will be converted into the rights to receive the Per Share Amount.

     The principal executive offices of Purchaser are located at 7125 Northland Terrace, Minneapolis, MN 55428.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (A) CONFLICTS OF INTEREST. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are noted below. Except as described herein (including in the Exhibits hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Cisco and Purchaser or their respective executive officers, directors or affiliates.

     (B) AGREEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY. In connection with the employment agreement between the Company and Patrick P. Irestone, former President and Chief Operating Officer of the Company, the Company loaned an aggregate of $113,500 to Mr. Irestone to pay taxes due as a result of the grant of 67,500 shares of the Company's Common Stock in February 1996. The loans are evidenced by promissory notes dated (i) December 23, 1996 in the principal amount of $94,500, with interest accruing at 6.31% per annum, and (ii) April 17, 1997 in the principal amount of $19,000, with interest accruing at 5.99% per annum. Pursuant to the original notes, principal and interest were due one year after the date of the respective notes. Pursuant to the Separation Agreement and Release dated July 15, 1997, the Company agreed to extend the loans on an annual basis as they come due through April 14, 2002. The loans are on a nonrecourse basis and are secured by the 67,500 shares granted to Mr. Irestone in February 1996.

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

     On February 10, 1998, the Company loaned $25,000 to Brett A. Shockley, President and Chief Executive Officer of the Company. The loan is evidenced by a promissory note dated February 10, 1998, which accrues interest at 6% per annum. The principal and accrued interest are due and payable on February 10, 2003.

     The Company has purchased its Property/Casualty and Group Insurance policy through CSC Insurance Center, Inc. Bruce E. Humphrey, a director of the Company, owns 70% of the outstanding shares of CSC Insurance Center, Inc. In addition, CSC Insurance Center, Inc. acts as the agent for the Company's 401(k) Plan. All transactions with CSC Insurance Center, Inc. and Mr. Humphrey were on terms no less favorable than could be obtained from an unaffiliated third party. The Company did not make any payments directly to Mr. Humphrey.

     During the first quarter of fiscal year 1999, in order to bridge short-term capital needs, Timothy E. Briggs, the Company's Vice President of Finance/CFO loaned the Company approximately $250,000. The loans are unsecured, and the Company has agreed to pay Mr. Briggs interest at the annual rate of six percent (6%).

     (C) AGREEMENTS WITH THE PURCHASER AND CISCO. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit C hereto and is incorporated herein by reference.

     Purchaser has entered into a Subscription Agreement with Brett Shockley, the Company's Chief Executive Officer and Chairman of the Board; Loren A. Singer, Jr., the Company's secretary and a director; and Todd A. Parenteau, a significant shareholder of the Company (the "Founding Shareholders"), pursuant to which each of these individuals has agreed to exchange 810,000 shares of common stock of the Company for 810,000 shares of common stock of the Purchaser, immediately before the purchase of Shares pursuant to the Offer. After the exchange, the three individuals would each own 33.3% of the outstanding voting Common Stock of the Purchaser and, collectively, the three individuals would own 100% of the outstanding voting common stock of the Purchaser. Each of the Founding Shareholders will also tender 90,000 shares of common stock of the Company in the Offer. Cisco has entered into a Stock Purchase Agreement with the Purchaser, dated February 25, 2000 (the "Stock Purchase Agreement"), pursuant to which Cisco has agreed to purchase, immediately before the purchase of Shares pursuant to the Offer, 450,000 shares of the Purchaser's nonvoting Series A Preferred Stock. Cisco will pay $45 million for the nonvoting preferred stock to be issued by Purchaser, and Purchaser will use the proceeds of the sale to finance the Offer and Merger, and for working capital. After Cisco's purchase of nonvoting preferred stock, the Founding Shareholders will continue to control 100% of the voting Common Stock of Purchaser.

     As of the date of the Offer, each of the Founding Shareholders owns 900,000 shares of the Company's common stock directly as well as options to purchase Company common stock as set forth below. In the Merger, certain options to purchase common stock of the Company will be converted to options to purchase common stock of the Surviving Corporation. The following table demonstrates for each of the Founding Shareholders the number of options to be cancelled in exchange for cash payments and the number of options to be converted to Surviving Corporation options as a result of the Merger. The amount of cash payable in exchange for cancellation of outstanding options is equal to the product of (i) the difference between the exercise price and the Per Share Amount, and (ii) the number of shares subject to the option.

                                                             OPTIONS      OPTIONS     EXERCISE PRICE
NAME                                                        CANCELLED    CONVERTED      PER SHARE
----                                                        ---------    ---------    --------------
Loren A. Singer, Jr. .....................................    6,000                       $3.63
                                                              4,000                       $3.25
                                                             10,000                       $2.94
Brett Shockley............................................                150,000         $2.75
                                                                           30,000         $2.00
Todd A. Parenteau.........................................                 45,000         $2.75
                                                                            5,000         $2.00

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     Stock options of the Company which are converted will be converted into options to purchase shares of the Surviving Corporation's Common Stock under a stock option plan to be adopted by the Surviving Corporation. These options shall become exercisable on the same vesting schedule to which they are currently subject as options to purchase Company Stock.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (A) RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF
DIRECTORS. The Board, after receiving the unanimous recommendation of the Offer and the Merger by unanimous recommendation of a special committee of the Board solely comprised of independent directors (the "Special Committee"), (i) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's Non-Affiliated Shareholders, and (iii) unanimously recommends that the Company's shareholders accept the Offer and tender their shares in the Offer.

     (B) REASONS FOR THE RECOMMENDATION.

     Special Committee.

     The Special Committee considered each of the following factors in reaching its decision that the transaction is fair and in the best interests of the Company's shareholders (other than the Founding Shareholders and the Purchaser) (the "Non-Affiliated Shareholders") and to approve and recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. In the view of the Special Committee, each of these factors supported its decision.

     Market Price and Premium; Factors Affecting Stock Price. The Special Committee considered the historical market prices and recent trading activity of the Common Stock with a particular emphasis on the relationship between the $10.50 per Share cash price offered and the trading history of the Common Stock. In particular, the Special Committee noted that the $10.50 per Share cash price offered represents a premium of (x) approximately 9.1% over the $9.625 per Share closing price on the Nasdaq SmallCap Market on February 18, 2000, one week before the Merger Agreement was publicly announced, and (y) approximately 30.8% over the $8.03 per Share closing price on the Nasdaq SmallCap Market on January 25, 2000, one month prior to the announcement. The Special Committee also considered certain factors that, in the analysis presented by Dougherty & Company, were believed to be causing the Common Stock to trade at prices higher than the Company's minority interest trading value at such times.

     Arm's-Length Negotiations Between The Founding Shareholders and the Independent Special Committee. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between the Founding Shareholders and the Special Committee, none of whose members were employed by or affiliated with the Company (except in their capacities as directors) or would have any equity interest in the Company following the transactions.

     Availability of Alternative Transactions. In reviewing the terms of the Offer and the Merger, the Special Committee took into account the Company's relatively recent exploration of its strategic alternatives. In particular, the Special Committee considered the extent of the Company's efforts (with the assistance of outside financial advisors) to identify suitable acquirors, and the lack of any offers for the Company as a result.

     Per Share Amount. The Special Committee believed, based on negotiations with the Founding Shareholders, that the Per Share Amount represented the best available price that the Founding Shareholders and Cisco would be willing to pay in acquiring the Shares. This determination was the result of negotiations between the Founding Shareholders and the Special Committee (and their respective advisors) in an attempt to obtain the best available price and the fact that the Per Share Amount was ultimately increased to a price in excess of the price initially proposed.

     Dougherty & Company LLC Fairness Opinion and Valuation Data. The Special Committee also considered the financial presentation of Dougherty & Company LLC ("Dougherty & Company") and their

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

oral opinion delivered at the Special Committee meeting held on the morning of February 20, 2000 (and subsequently confirmed in writing) to the effect that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the $10.50 per Share in cash being offered in the offer and to be received in the Merger is fair, from a financial point of view, to the Company's Non-Affiliated Shareholders. A copy of Dougherty & Company's written opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Dougherty & Company is included as Annex A to the Offer to Purchase and is incorporated herein by reference. Shareholders are urged to, and should, read the opinion of Dougherty & Company carefully and in its entirety. In considering this information, the Special Committee took into account the presentation of Dougherty & Company regarding their analysis of the Company's value based upon comparable public company, comparable merger and acquisition transaction, and discounted cash flow data. The Special Committee did not consider the Company's value from a liquidation or net book value standpoint as such analysis was not deemed relevant.

     Transaction Structure; Opportunity for Interested Third Party Offers. The Special Committee also evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling the Non-Affiliated Shareholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time, and the fact that the Per Share Amount to be paid in the Offer and the Merger is the same. The Special Committee also concluded that the 34-day period of time between the public announcement of the transaction and the initial expiration date of the Offer would provide a sufficient period of time for any interested third party to prepare and present an acquisition proposal for the Company.

     Minimum Condition. The Special Committee considered the fact that the Minimum Condition (as defined in the Offer to Purchase attached hereto as Exhibit A) in the Offer represented approximately 32% of the Shares held by Non-Affilliated Shareholders.

     Terms of the Merger Agreement. The Special Committee also considered the terms of the Merger Agreement including:

          - the provision providing that in response to a Superior Proposal (as defined in the Merger Agreement attached hereto as Exhibit C) the Special Committee may, in good faith, after consultation with and receipt of advice from outside counsel to the effect that such action is necessary in order to act in a manner consistent with its fiduciary duties, furnish or provide access to information concerning the Company to, and engage in discussions and negotiate with, any third party making an acquisition proposal meeting certain criteria;

          - the ability of the Board to terminate the Merger Agreement in the event that a third party makes a bona fide offer meeting certain criteria that the Special Committee determines in good faith in the exercise of its fiduciary duties to be more favorable to the Company's shareholders than the offer and the Merger, and

          - the Company's obligation to pay a $3.0 million termination (or "break up") fee in the event the Merger Agreement is terminated because of such a determination by the Special Committee.

     After reviewing these terms, the Special Committee believed that the Merger Agreement would not unduly deter a third party from making, or inhibit the Special Committee in evaluating, negotiating and, if appropriate, approving, an appropriate alternative transaction.

     Terms of Stock Purchase Agreement and Related Documents. The Special Committee considered the fact that Cisco would enter into the Stock Purchase Agreement with the Purchaser to provide the necessary financing for the Offer and the Merger. The Special Committee reviewed the terms of the Stock Purchase Agreement and related documents with its advisors and inquired of the Founding Shareholders and their advisors to determine that such documents contained customary terms and conditions and that the documents and the arrangements with Cisco did not provide for any special benefit to the Founding Shareholders.

     Historical and Projected Financial Performance and Related Risk and Uncertainties. The Special Committee also considered the Company's recent financial performance. The Special Committee noted that

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

quarterly sales and earnings results throughout 1999 were significantly below those forecasted by management. The Special Committee further noted that in the fourth quarter of 1999, sales decreased 50.0 percent from the year earlier period and the Company reported a net loss of $874,164 in the fourth quarter of 1999 compared to a net profit of $166,344 for the fourth quarter of 1998. The Special Committee also considered other risks facing the Company including its significant reliance on a single customer, its low level of, and immediate need for, working capital, and the Company's ability to obtain additional capital in the near term.

     The Company's Recent Earnings Results and Industry Position. The Special Committee also considered the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates, including the prospects of the Company if it were to remain independent. The Special Committee noted that a number of the Company's competitors entered into business combinations with other companies during 1999. Due to the substantial revenue, earnings and other factors of the acquiring companies, these transactions generally served to significantly increase marketing and financial resources of Spanlink's competitors.

     Value of Potential Technology or Opportunities. The Special Committee investigated and considered the Company's technology and opportunities to determine whether there was additional value not known by the members or reflected in the Company's stock price.

     Lack Of Liquidity Of Common Stock. The Special Committee also considered the relatively thin trading market and the lack of liquidity of the Common Stock. In doing so, the Special Committee noted that, primarily due to the Company's lack of revenue growth and relatively small market capitalization, the Company had been unsuccessful in attracting institutional investors or research analysts to invest in or report on the Company. The Special Committee believes that the Offer and the Merger will permit the Non-Affiliated Shareholders, to sell all of their Shares at a fair price.

     Possible Decline in Market Price of Common Stock. The Special Committee also considered the possibility that if a merger transaction with the Founding Shareholders and Cisco were not negotiated and the Company remained as a publicly owned corporation, a decline in the market price of the shares of the Common Stock or the stock market in general could occur and the price ultimately received by the holders of the Shares in the open market or in a future transaction might be less than the $10.50 per Share price offered.

     Treatment of Certain Shares Owned by The Founding Shareholders. The Special Committee considered that under the terms of the Subscription Agreement dated February 25, 2000, between the Purchaser and the Founding Shareholders, the Founding Shareholders each could receive the Per Share Amount with respect to up to 10% of their Shares and that their interests were therefore aligned to some extent with the interests of the Company's Non-Affiliated Shareholders.

     Availability of Dissenters' Rights. The Special Committee also considered the fact that dissenters' rights of appraisal will be available to the holders of Shares under Minnesota law in connection with the Merger.

     As part of its analysis the Special Committee also considered the alternative of causing the Company to remain as a public company. The Special Committee considered the Company's limitations as a public company as discussed above, including its recent financial performance, limited financial resources and reliance on a single significant customer. The Special Committee believed that an improvement in certain of these factors affecting the Company's prospects was not likely in the foreseeable future. Although the Merger will not allow the Company's Non-Affiliated Shareholders to participate in the Company's future growth, if any, the Special Committee concluded that this potential benefit of remaining public was outweighed by the risks and uncertainties associated with the Company's future prospects. The Special Committee also concluded that obtaining a cash premium for the Common Stock now was preferable to enabling the Non-Affiliated Shareholders of such stock to have a speculative potential future return.

     Board of Directors of the Company.

     In reaching its determination referred to above, the Company's Board of Directors considered and relied upon the conclusions and unanimous recommendation of the Special Committee that the full Board approve

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

the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Special Committee, as well as the Board's own familiarity with the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates.

     In light of the number and variety of factors that the Special Committee and the Board considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Special Committee nor the Board did so. In addition, individual members of the Special Committee and the Board may have given different weights to different factors. Rather, the Special Committee and the Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by it.

     The Board believes that the Offer and the Merger are procedurally fair because, among other things:

     - the Special Committee consisted of independent directors appointed by the Board to represent solely the interests of the Company's Non-Affiliated Shareholders;

     - the Special Committee retained and was advised by its own independent legal counsel and financial advisors who negotiated on behalf of the Special Committee;

     - the Special Committee's financial advisor, Dougherty & Company, assisted it in evaluating the proposed transaction and provided other financial advice;

     - the Special Committee evaluated and deliberated the terms of the Offer and the Merger; and

     - the $10.50 per Share cash purchase price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Special Committee and the Founding Shareholders and their respective advisors.

     The Board believes that sufficient procedural safeguards to ensure fairness of the transaction and to permit the Special Committee to effectively represent the interests of the Non-Affiliated Shareholders were present, and therefore there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Shares in view of:

     - the unaffiliated status of the members of the Special Committee whose sole purpose was to represent the interests of the Non-Affiliated Shareholders and retention by the Special Committee of its own independent legal counsel and financial advisor, and

     - the fact that the Special Committee, even though consisting of directors of the Company and therefore not completely unaffiliated with the Company, is a mechanism well recognized under established corporate law to ensure fairness in transactions of this type.

     The Board, after receiving the unanimous recommendation of the Offer and the Merger by the Special Committee, (i) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's Non-Affiliated Shareholders, and (iii) unanimously recommends that the Company's shareholders accept the Offer and tender their shares in the Offer.

     (C) INTENT TO TENDER. The Founding Shareholders have agreed to contribute 2,430,000 Shares to the Purchaser and intend to tender an aggregate of 270,000 Shares in response to the Offer, representing 52% of the Shares outstanding. To the best of the Company's knowledge, all other executive officers, directors and affiliates of the Company intend to tender all Shares that they own of record or beneficially in the Offer (other than Shares that they have the right to purchase by exercising stock options and Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act).

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

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the engagement letter dated February 16, 2000 between the Company and Dougherty & Company, the Company has agreed to pay Dougherty & Company a fee for its evaluation of the fairness of the transaction of $100,000. In addition, Dougherty & Company will receive an additional fee of $40,000 for acting as financial advisor to the Special Committee and assisting in negotiations. Neither of these fees is conditioned upon the closing of the Merger. In addition, the Company has agreed to reimburse Dougherty & Company for its reasonable out-of-pocket expenses incurred in connection with its activities under the letter agreement, regardless of whether the Merger is consummated. The Company has also agreed to indemnify Dougherty & Company and certain related persons against certain liabilities arising out of or in conjunction with its engagement, including certain liabilities under federal securities laws.

     Dougherty & Company, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, and valuations for estate, corporate and other purposes. Dougherty & Company is a recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions.

     Except as disclosed herein or in the Offer to Purchase, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTERESTS IN SECURITIES OF THE COMPANY.

     SHARE TRANSACTIONS IN LAST 60 DAYS. Except for exercises of outstanding options, during the past 60 days, no transactions in shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSAL -- NEGOTIATIONS.

     (A) CERTAIN NEGOTIATIONS. Except as described in this Schedule 14D-9, including as set forth in the Offer to Purchase, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) a tender offer for or other acquisition of the Company's securities by the Company or any subsidiary or any other person, (ii) any extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. As described in the Merger Agreement, however, a copy of which is filed herewith as Exhibit C, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary duties to shareholders under applicable law.

     (B) CERTAIN TRANSACTIONS. Except as described in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION

     State Anti-takeover Statutes. Section 302A.673 of the MBCA, in general, prohibits a Minnesota corporation, such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Shareholder" (defined generally as a person that is the beneficial owner of 10% or more of the outstanding voting stock of the subject corporation) for a period of four years following the date that such person became an Interested Shareholder unless, prior to the date such person became an Interested Shareholder, a special committee of the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the Shareholder becoming an Interested Shareholder. The provisions of Section 302A.673 of the MBCA are not applicable to any of the

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transactions contemplated by the Merger Agreement, since the Merger Agreement and the transactions contemplated thereby were approved by the Special Committee prior to the execution thereof.

ITEM 9.  EXHIBITS.

EXHIBIT                            DESCRIPTION
-------                            -----------
Exhibit A  Offer to Purchase dated February 29, 2000.(1)
Exhibit B  Letter of Transmittal.(1)
Exhibit C  Merger Agreement, dated February 25, 2000, by and among
           Cisco, the Purchaser and the Company.(1)
Exhibit D  Stock Purchase Agreement, dated February 25, 2000, between
           Cisco Systems, Inc. and Spanlink Acquisition Corp.(1)
Exhibit E  Employment Agreement between Spanlink Communications, Inc.
           and Patrick P. Irestone dated September 23, 1994 and
           Amendment dated January 31, 1997.(2)

---------------
(1) Incorporated by reference to the Schedule TO filed by Spanlink Acquisition Corp. on February 29, 2000.

(2) Incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form SB-2, File No. 333-2022-C.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2000

                                          SPANLINK COMMUNICATIONS, INC

                                          By /s/    BRETT A. SHOCKLEY
                                            ------------------------------------
                                            Brett A. Shockley
                                            Chief Executive Officer

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